November 8, 2007
BY EDGAR
Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	American Public Education, Inc. Amendment No. 6 to Form S-1 Filed November 7, 2007 File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to the oral comment raised this morning through John Zitko of the staff.
This is to confirm that the Company will remove the Recent Developments paragraph from the Summary section of the final prospectus filed under Rule 424.
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver

cc:	Harry T. Wilkins Executive Vice President and Chief Financial Officer American Public Education, Inc.